8214 Westchester Drive, Suite 800, Dallas, TX 75225 (972)349-6200 ∙ fax (972) 349-6155

January 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Finance

100 F Street, NE
Washington, DC 20549

Attention:        James Lopez
John Spitz
Amit Pande

Re:             Veritex Holdings, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2023
Filed October 30, 2023
File No. 001-36682

Mr. Lopez, Mr. Spitz and Mr. Pande:

This letter is respectfully submitted by Veritex Holdings, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2023 filed on October 30, 2023 (the “Form 10-Q”).

For convenience of reference, the text of the comments in the Staff’s letter have been reproduced in bold and italics herein. The Company has provided its response immediately after the numbered comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2023

1.We note that recent quarterly earnings calls and investor presentations address operational efforts regarding, and trends in, commercial real estate, interest rate sensitivity, deposit costs (“rate hike beta trends”) and actions designed to “reposition” the balance sheet. However, we note the “Recent Industry Developments” and other sections of Management’s Discussion and Analysis do not identify or provide explanations regarding these topics. Please revise future filings to identify and explain such operational efforts and trends where material, and further clarify material changes in your deposit base and funding costs that are likely to result in your liquidity or funding costs increasing or decreasing in any material way.

Response: We respectfully advise the Staff that the Company is committed to conforming the disclosures in its future filings to comply with the comments in the Staff’s letter, dated December 18, 2023, relating to providing information on operational efforts and trends, as deemed material, and further clarifying any material changes in the Company’s deposit base and funding costs that are likely to result in the Company’s liquidity or funding costs increasing or decreasing in any material aspect.

2.    We note the tabular disclosure detailing the composition of your gross loan portfolio, which includes both owner-occupied commercial real estate (“OOCRE”) and non-owner occupied commercial real estate (“NOOCRE”) as well as Construction and Land. Given the significance of these loan categories to your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE and Construction and Land loan portfolios by borrower type (e.g., by office, hotel, multifamily, etc. for CRE loans), geographic concentrations and other characteristics as applicable (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of these loan portfolios. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response: We respectfully advise the Staff that the Company is committed to conforming the disclosures in its future filings to comply with the comments in the Staff’s letter, dated December 18, 2023, relating to (a) further disaggregating the composition of the Company’s CRE and Construction and Land loan portfolios and (b) specifically describing details of any risk management policies, procedures or other actions undertaken by management in response to the current environment, as applicable. The Company will disaggregate, as deemed material and applicable, the CRE and Construction and Land portfolios by borrower type which may include office, hotel, multifamily, etc. The Company will also disaggregate, as deemed material and applicable, a geographical breakdown of concentrations to the aforementioned portfolios. Other loan portfolio characteristics that are material to an investor’s understanding of the Company’s loan portfolios will be evaluated by the Company on a quarterly basis and disclosed as material and applicable.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (972) 349-6132. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

By:	/s/ C. Malcolm Holland, III
C. Malcolm Holland, III
Chairman and Chief Executive Officer
Date:	January 12, 2024

CC:    Terry S. Earley, Veritex Holdings, Inc.
Phil Donnelly, Veritex Holdings, Inc.
Michael Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates